VF 8-29-03



SECURITIES AND EXCHANGE COMMISSION

03051770

SD 9/2/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41557


RECEIVED
AUG 2 8 2003
PROCESSING
SECTION
187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ANIMA ENTERPRISES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Northend Avenue
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Brown – CEO (212) 857-6999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald P. McGill, CPA
(Name - if individual, state last, first, middle name)

315 Exeter Road	Devon	PA	19333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SO

9/2

ANIMA ENTERPRISES, INC.

TABLE OF CONTENTS

		This report contains (check all applicable boxes):	Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Shareholder's Capital.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

AFFIRMATION

I, Evan Brown, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Anima Enterprises, Inc. (Company) at June 30, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Evan Brown, CEO

Sworn and subscribed to before me this 27th day of AUGUST, 2003.



PAMELA A. CALIENDO
Notary Public, State of New York
No. 01CA4851643
Qualified in Kings County
Commission Expires March 24, 2006

DONALD P. MCGILL
Certified Public Accountant

315 Exeter Road
Devon, PA 19333

(610) 725-9290
(610) 725-9205 fax

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder of
Anima Enterprises, Inc.

We have audited the accompanying balance sheet of Anima Enterprises, Inc., at June 30, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anima Enterprises, Inc. at June 30, 2003, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Devon, PA
August 13, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C. 187 SECTION

ANIMA ENTERPRISES, INC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended June 30, 2003

ANIMA ENTERPRISES, INC.
BALANCE SHEET
JUNE 30, 2003

ASSETS

Cash and cash equivalents	$ 63,007
Total Assets	$ 63,007

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 455
Total Liabilities	455
Contingencies	-
Common stock - par value $1.00 per share, 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	100,495
Retained deficit	(38,043)
Total Stockholder's Equity	62,552
Total Liabilities and Stockholder's Equity	$ 63,007

See accompanying notes.

ANIMA ENTERPRISES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2003

Revenue - misc.	$	100
Total Revenue		100
Costs and Expenses:		
Insurance		369
Regulatory fees		2,233
Other		946
Total Costs and Expenses		3,548
Operating income (loss)		(3,448)
Interest income		-
Net income (loss)	$	(3,448)

See accompanying notes.

ANIMA ENTERPRISES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

Cash Flows From Operating Activities:		
Net income (loss)	$	(3,448)
Adjustment to reconcile net income to net cash (used) by operating activities:		
Increase in accounts payable		455
Net Cash (Used) By Operating Activities		(2,993)
Cash Flows From Investing Activities:		-
Cash Flows from Financing Activities:		
Capital contributions		60,000
Net Increase In Cash		57,007
Cash and equivalents, beginning of period		6,000
Cash and equivalents, end of period	$	63,007

See accompanying notes.

ANIMA ENTERPRISES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, July 1, 2002	$ 100	$ 40,495	$ (34,595)
Capital contributions	-	60,000	-
Net income (loss)	-	-	(3,448)
Balance, June 30, 2003	$ 100	$ 100,495	$ (38,043)

See accompanying notes.

1. ORGANIZATION AND NATURE OF OPERATIONS

Anima Enterprises, Inc. (the "Company"), is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corp. (SIPC). The Company is engaged in the business of offering private placements.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (i).

The Company is a wholly-owned subsidiary of Orion Holdings, LLC (Parent). Under an agreement between the Company and its Parent, the Parent pays substantially all of the Company's operating expenses without recourse to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is June 30.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, Anima Enterprises, Inc. had net capital of $62,552, which exceeded its required net capital of $5,000. The Company had aggregate indebtedness of $455 at June 30, 2003.

4. INCOME TAXES

The Company has Federal loss carryforwards of nearly $38,000, the benefit from which have not been recorded because their realization is doubtful.

5. FAIR VALUE

The Company's financial instruments approximate fair value.

ANIMA ENTERPRISES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

NET CAPITAL:		
Total stockholder's equity		$ 62,552
Deductions and/or charges:		
Non-allowable assets:		
-	-	
Net capital before haircuts on securities positions		62,552
Haricuts on securities positions		-
Net Capital		$ 62,552
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	455	$ 455
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital at 1000%		$ 62,507

The above computation does not differ materially from the June 30, 2002 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

DONALD P. MCGILL
Certified Public Accountant

315 Exeter Road
Devon, PA 19333

(610) 725-9290
(610) 725-9205 fax

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Anima Enterprises, Inc.

In planning and performing my audit of the financial statements and supplementary information of Anima Enterprises, Inc. (the "Company") for the year ended June 30, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a company the size of Anima Enterprises, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Devon, PA
August 13, 2003



Donald P. McGill
Certified Public Accountant